Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 6, 2012

(Relating to Preliminary Prospectus Dated March 30, 2012)

Registration No. 333-174993

This free writing prospectus should be read together with the preliminary prospectus, dated March 30, 2012, relating to the initial public offering of Class A units by Oaktree Capital Group, LLC and the selling unitholders (the “Preliminary Prospectus”), included in Amendment No. 9 to the Registration Statement on Form S-1 (File No. 333-174993). References to “Oaktree,” “our company,” “we,” “us,” and “our” are used in the manner described in the Preliminary Prospectus.

The following information supplements the information contained in the Preliminary Prospectus.

The disclosure set forth in the Preliminary Prospectus under “Prospectus Summary—Summary Historical Financial Information and Other Data” has been updated in its entirety to read as set forth on Exhibit A, which reflects the addition of certain pro forma financial information.

The disclosure set forth in the Preliminary Prospectus under “Capitalization” has been updated in its entirety to read as set forth on Exhibit B, which reflects the addition of our capitalization on a consolidated basis.

The disclosure set forth in the Preliminary Prospectus under “Dilution” has been updated in its entirety to read as set forth on Exhibit C, which presents the dilution per Class A unit as a result of this offering on a consolidated basis.

The disclosure set forth in the Preliminary Prospectus under “Selected Financial Data” has been updated in its entirety to read as set forth in Exhibit D, which reflects the addition of certain pro forma financial information.

The disclosure set forth in the Preliminary Prospectus under “Certain Relationships and Related Party Transactions” has been amended to include the following paragraph as a new second paragraph under the heading “Exchange Agreement”:

For a description of the number of OCGH units that will be exchanged and the amount of net proceeds that will be received by our directors and named executive officers, see “Principal Unitholders.”

The disclosure set forth in the Preliminary Prospectus under “Principal Unitholders” has been amended to include the following paragraph as a replacement to the last paragraph of the section:

In connection with this offering, our board of directors intends to permit OCGH unitholders to exercise their rights under the OCGH limited partnership agreement and the exchange agreement to exchange 10,295,841 OCGH units (or 11,840,217 OCGH units if the underwriters exercise in full their option to purchase additional Class A units) for cash at a purchase price per OCGH unit equal to the initial public offering price per Class A unit in this offering net of underwriting discounts payable by us with adjustments, as applicable, to account for the disproportionate sharing among certain OCGH unitholders of the historical incentive income of certain closed-end funds that held their final closing before the May 2007 Restructuring. The adjustments to the purchase price of OCGH units will be made pursuant to the OCGH limited partnership agreement to account for the fact that, as a result of the May 2007 Restructuring, the interests of certain OCGH unitholders in historical incentive income are disproportionately larger or smaller than their pro rata interest in our business, depending on when the unitholder’s interest in our business was acquired. We intend to use all of the proceeds to us from this offering, net of underwriting discounts and commissions, to acquire 10,295,841 OCGH units (or 11,840,217 OCGH units if the underwriters exercise in full their option to purchase additional Class A units) from OCGH unitholders, including our directors and members of our senior management, pursuant to the exchange agreement. Of the amount of net proceeds used to acquire OCGH units, we expect that approximately $101.9 million will be paid to Mr. Marks for 2,417,415 OCGH units (or $117.2 million for 2,780,027 OCGH units if the underwriters exercise in full their option to purchase additional Class A units), approximately $101.9 million will be paid to Mr. Karsh for 2,417,415 OCGH units (or $117.2 million for 2,780,027 OCGH units if the underwriters exercise in full their option to purchase additional Class A units); approximately $4.8 million will be paid to Mr. Frank for 113,043 OCGH units (or $5.5 million for 130,000 OCGH units if the underwriters exercise in full their option to purchase additional Class A units); approximately $3.7 million will be paid to Mr. Kaplan for 86,957 OCGH units (or $4.2 million for 100,000 OCGH units if the underwriters exercise in full their option to purchase additional Class A units); approximately $4.3 million will be paid to Mr. Kramer for 102,700 OCGH units (or $5.0 million for 118,105 OCGH units if the underwriters exercise in full their option to purchase additional Class A units); approximately $12.7 million will be paid to Mr. Clayton for 300,743 OCGH units (or $14.6 million for 345,854 OCGH units if the underwriters exercise in full their option to purchase additional Class A units); approximately $16.5 million will be paid to Mr. Masson for 390,867 OCGH units (or $19.0 million for 449,497 OCGH units if the underwriters exercise in full their option to purchase additional Class A units); approximately $23.9 million will be paid to Mr. Stone for 565,217 OCGH units (or $27.5 million for 650,000 OCGH units if the underwriters exercise in full their option to purchase additional Class A units); approximately $6.5 million will be paid to Mr. Ford for 154,206 OCGH units (or $7.5 million for 177,337 OCGH units if the underwriters exercise in full their option to purchase additional Class A units); and approximately $0.5 million will be paid to Mr. Molz for 13,043 OCGH units (or $0.6 million for 15,000 OCGH units if the underwriters exercise in full their option to purchase additional Class A units). In addition, Messrs. Marks, Karsh, Masson and Stone will receive additional amounts as a result of their disproportionate interest in the historical incentive income from certain closed-end funds that held their final closing before the May 2007 Restructuring, as described above.

The disclosure set forth in the Preliminary Prospectus under “Selling Unitholders” has been updated in its entirety to read as set forth on Exhibit E, which presents the natural person or persons who have voting or investment control over the Class A units to be sold by the selling unitholders.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This registration statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/ 1403528/000119312512153543/d189118ds1a.htm. Before you invest, you should read the prospectus in that registration statement, the free writing prospectus and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we will arrange to send you the prospectus if you request it by calling us at 1-866-471-2526.

Exhibit A

Summary Historical Financial Information and Other Data

The following summary sets forth historical consolidated financial information and other data as of and for the years ended December 31, 2009, 2010 and 2011 and unaudited pro forma financial information for the year ended December 31, 2011 of Oaktree Capital Group, LLC. The following should be read together with “Organizational Structure,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus.

We derived the Oaktree Capital Group, LLC summary historical consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 and the summary historical consolidated statements of financial condition data for the years ended December 31, 2010 and 2011 from our audited consolidated financial statements, which are included elsewhere in this prospectus. We derived the summary historical consolidated statements of financial condition data of Oaktree Capital Group, LLC for the year ended December 31, 2009 from our audited consolidated financial statements, which are not included within this prospectus.

The summary unaudited pro forma consolidated statement of operations data for the year ended December 31, 2011 is based on our historical financial information and gives effect to this offering as if this offering had been consummated as of January 1, 2011. Adjustments made to derive our pro forma financial data are based on available information and assumptions that management believes are reasonable in order to reflect, on a pro forma basis, the impact of this offering on our historical financial information.

The summary historical financial data and unaudited pro forma financial data are not indicative of the expected future operating results of Oaktree Capital Group, LLC following this offering.

	As of or for the Year Ended December 31,
	2009	2010	2011	Pro Forma 2011(1)
	(in thousands, except per unit data or as otherwise indicated)
Consolidated Statements of Operations Data:
Total revenues	$153,132	$206,181	$155,770	$155,770
Total expenses	(1,426,318)	(1,580,651)	(1,644,864)	(1,644,864)
Total other income	13,165,717	6,681,658	1,201,537	1,201,537

Income (loss) before income taxes	11,892,531	5,307,188	(287,557)	(287,557)
Income taxes	(18,267)	(26,399)	(21,088)	(28,418)

Net income (loss)	11,874,264	5,280,789	(308,645)	(315,975)
Less:
Net income attributable to non-controlling redeemable interests in consolidated funds	(12,158,635)	(5,493,799)	(233,573)	(233,573)
Net loss attributable to OCGH non-controlling interest	227,313	163,555	446,246	409,724

Net loss attributable to OCG	$(57,058)	$(49,455)	$(95,972)	$(139,824)

Distributions declared per Class A and Class C unit	$0.65	$2.17	$2.34	$2.33

Net loss per Class A and Class C unit (2)	$(2.50)	$(2.18)	$(4.23)	$(4.24)

Weighted average number of Class A and Class C units outstanding (2)	22,821	22,677	22,677	32,973

	As of or for the Year Ended December 31,
	2009	2010	2011
	(in thousands, except per unit data or as otherwise indicated)

Consolidated Statements of Financial Condition Data:
Total assets	$43,195,731	$47,843,660	$44,294,156
Debt obligations	700,342	494,716	702,260
Non-controlling redeemable interests in consolidated funds	39,419,906	44,466,116	41,048,607

Segment Income Data: (3)
Management fees	$636,260	$750,031	$724,321
Total segment revenues	1,100,326	1,312,720	1,052,047
ANI	675,587	763,878	428,384
Weighted average Oaktree Operating Group units outstanding	147,089	148,128	148,633

Non-GAAP Segment Measures: (4)
ANI-OCG	$88,510	$95,930	$48,777
ANI-OCG per Class A and Class C unit	3.88	4.23	2.15
FRE	290,231	375,362	314,968
NFRE-OCG	29,686	39,713	33,397
NFRE-OCG per Class A and Class C unit	1.30	1.75	1.47
Distributable earnings	405,146	635,680	488,535

	As of or for the Year Ended December 31,
	2009	2010	2011
	(in thousands, except per unit data or as otherwise indicated)
Segment Statements of Financial Condition Data:
Cash and cash-equivalents	$433,769	$348,502	$297,230
U.S. Treasury and government agency securities	74,900	170,564	381,697
Investments in limited partnerships, at equity	909,329	1,108,690	1,159,287
Total assets	1,702,403	1,944,801	2,083,908
Debt obligations	425,000	403,571	652,143
Total liabilities	742,570	708,085	959,908
Total capital	959,833	1,236,716	1,124,000

Operating Metrics:
AUM (in millions) (5)	$73,278	$82,672	$74,857
Management fee-generating AUM (in millions) (6)	62,677	66,175	66,964
Incentive-creating AUM (in millions) (7)	33,339	39,385	36,155
Uncalled capital commitments (in millions) (8)	11,055	14,270	11,201
Incentives created (fund level) (9)	1,239,314	889,721	(75,916)
Incentives created (fund level), net of associated incentive income compensation expense (9)	699,664	516,183	(30,600)
Accrued incentives (fund level) (9)	1,590,365	2,066,846	1,686,967
Accrued incentives (fund level), net of associated incentive income compensation expense (9)	879,879	1,166,583	1,027,711
Change in accrued incentives (fund level), net of associated incentive income compensation expense (10)	594,600	286,704	(138,872)

(1)	After giving effect to the consummation of this offering and the use of proceeds, assuming the issuance of 10,295,841 Class A units, the economic interest in Oaktree Operating Group held by the OCGH unitholders would decrease from 85% to 78% and the economic interest in Oaktree Operating Group held by the Class A and Class C unitholders would increase from 15% to 22%. Certain expenses, such as income tax and related administrative expenses of Oaktree Capital Group, LLC and its Intermediate Holding Companies, are solely attributable to the Class A and Class C units. This offering results in the following pro forma adjustments to our historical financial information: (i) income taxes would increase by $7,330 to reflect the impact of federal and state income taxes on taxable income of the Intermediate Holding Companies based on the pro forma weighted average proportionate share of Oaktree Operating Group units indirectly held by the Class A and Class C unitholders of 22%; and (ii) net loss attributable to OCGH non-controlling interest would decrease by $36,522 based on the pro forma weighted average proportionate share of Oaktree Operating Group units indirectly held by the OCGH unitholders of 78%.
(2)	The pro forma net loss per Class A and Class C unit has been computed to give effect to the issuance of 10,295,841 Class A units as though the issuance had occurred on January 1, 2011. See notes 8 and 9 to our audited consolidated financial statements included elsewhere in this prospectus.
(3)	Our business is comprised of one segment, our investment management segment, which consists of the investment management services that we provide to our clients.

Our chief operating decision maker uses adjusted net income, or ANI, to evaluate the financial performance of, and make resource allocations and other operating decisions for, our segment. The components of revenues and expenses used in the determination of ANI do not give effect to the consolidation of the funds that we manage. In addition, ANI excludes the effect of: (1) non-cash equity compensation charges, (2) income taxes, (3) expenses that OCG or its Intermediate Holding Companies bear directly and (4) the adjustment for the OCGH non-controlling interest subsequent to May 24, 2007. We expect that ANI will include non-cash equity compensation charges related to unit grants made after this offering. ANI is calculated at the Oaktree Operating Group level.

A reconciliation of ANI to the most comparable GAAP-basis measure for the periods is presented below. For additional information regarding the reconciling ANI adjustments, as well as reconciliations of segment total assets to consolidated total assets, see the “Segment Reporting” notes to our consolidated financial statements included elsewhere in this prospectus.

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Net loss attributable to OCG	$(57,058)	$(49,455)	$(95,972)
Compensation expense for vesting of OCGH units	940,683	949,376	948,746
Income taxes	18,267	26,399	21,088
Non-Oaktree Operating Group expenses	1,008	1,113	768
OCGH non-controlling interest	(227,313)	(163,555)	(446,246)

ANI	$675,587	$763,878	$428,384

For additional information regarding weighted average Oaktree Operating Group units outstanding, see note 8 to our audited consolidated financial statements included elsewhere in this prospectus.

(4)	ANI-OCG is a non-GAAP measure that we calculate to provide Class A unitholders with a measure that shows the portion of ANI attributable to their ownership. ANI-OCG represents ANI, including the effect of (1) ANI attributable to OCGH non-controlling interest subsequent to May 24, 2007, (2) expenses, such as income tax expense, that OCG or its Intermediate Holding Companies bear directly and (3) any Oaktree Operating Group income taxes attributable to Oaktree Capital Group, LLC. ANI attributable to OCGH non-controlling interest is determined at the Oaktree Operating Group level, based on the weighted average proportionate share of Oaktree Operating Group units held by the OCGH unitholders, applied to ANI, net of Oaktree Operating Group income taxes.

A summary of ANI and ANI-OCG for the respective periods is presented below. For additional and more detailed information, see “Selected Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Analysis—Adjusted Net Income” and the historical consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Total segment revenues	$1,100,326	$1,312,720	$1,052,047
Total segment expenses	(411,668)	(533,912)	(588,587)
Total segment interest and other expenses, net	(13,071)	(14,930)	(35,076)

ANI	675,587	763,878	428,384
ANI attributable to OCGH non-controlling interest	(571,219)	(646,910)	(363,068)
Non-Operating Group expenses	(1,008)	(1,113)	(768)

ANI-OCG before income taxes	103,360	115,855	64,548
Income taxes-OCG	(14,850)	(19,925)	(15,771)

ANI-OCG	$88,510	$95,930	$48,777

A reconciliation of ANI-OCG to the most comparable GAAP-basis measure for the periods is presented below.

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Net loss attributable to OCG	$(57,058)	$(49,455)	$(95,972)
Compensation expense for vesting of OCGH units-OCG	145,568	145,385	144,749

ANI-OCG	$88,510	$95,930	$48,777

Compensation expense for vesting of OCGH units-OCG is determined at the Oaktree Operating Group level, based on the weighted average proportionate share of Oaktree Operating Group units held by OCG. See note 10 to our audited consolidated financial statements included elsewhere in this prospectus.

Fee-related earnings, or FRE, is a non-GAAP profit measure that we use to monitor the baseline earnings of our business. FRE is comprised of segment management fees less segment operating expenses other than incentive income compensation expense. This calculation is considered baseline because it applies all bonus and other general expenses to management fees, even though a significant portion of those expenses is attributable to incentive and investment income. We expect that FRE will include non-cash equity compensation charges related to unit grants made after this offering. FRE is presented before income taxes.

Net fee-related earnings – OCG, or NFRE-OCG, is a non-GAAP measure of FRE applicable to the Class A and Class C unitholders. NFRE-OCG represents FRE, including the effect of (1) the OCGH non-controlling interest subsequent to May 24, 2007, (2) expenses, such as income tax expense, that OCG or its Intermediate Holding Companies bear directly and (3) any Oaktree Operating Group income taxes attributable to OCG. FRE income taxes-OCG are calculated without giving effect to either segment incentive or investment income (loss). For additional and more detailed information and reconciliations of FRE and NFRE-OCG to net loss attributable to Oaktree Capital Group, LLC, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Analysis—Fee-Related Earnings.’’

Distributable earnings, a supplemental non-GAAP performance measure derived from our segment results, is used to measure our earnings at the Oaktree Operating Group level without the effects of the consolidated funds for purposes of, among other things, assisting in the determination of amounts available for equity distributions from the Oaktree Operating Group. However, the declaration, payment and determination of the amount of equity distributions, if any, will be at the sole discretion of our board of directors, which may change our distribution policy at any time. See “Risk Factors—We cannot assure you that our intended quarterly distributions will be paid each quarter or at all.”

A summary of distributions paid for the periods is presented below.

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Distributions to Class A and Class C unitholders	$14,773	$49,209	$53,063
Distributions to OCGH unitholders	168,735	404,005	417,525

Total distributions	$183,508	$453,214	$470,588

Distributable earnings differs from ANI in that it is net of Oaktree Operating Group income taxes, excludes segment investment income (loss), which is largely non-cash in nature, and includes the portion of investment distributions to us that represents the profit or loss component of the distributions. As compared to the most directly comparable GAAP measure of net loss attributable to OCG, distributable earnings also excludes the effect of (1) non-cash equity compensation charges, (2) income taxes and expenses that OCG or its Intermediate Holding Companies bear directly and (3) the adjustment for the OCGH non-controlling interest subsequent to May 24, 2007. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Analysis—Distributable Earnings” for a reconciliation of distributable earnings to net loss attributable to Oaktree Capital Group, LLC.

ANI-OCG per Class A and Class C unit and NFRE-OCG per Class A and Class C unit are calculated using the weighted average number of Class A and Class C units outstanding disclosed in “—Consolidated Statements of Operations Data.”
(5)	AUM represents the NAV of the assets we manage, the fund-level leverage that generates management fees and the undrawn capital that we are entitled to call.
(6)	Management fee-generating AUM reflects AUM on which we earn management fees. It excludes certain AUM, such as differences between AUM and committed capital or cost basis for most closed-end funds, the investments we make in our funds as general partner, undrawn capital commitments to funds for which management fees are based on NAV or contributed capital and capital commitments to closed-end funds that have not yet commenced their investment periods.
(7)	Incentive-creating AUM refers to the AUM that may eventually produce incentive income. It represents the NAV of our closed-end and evergreen funds, excluding investments made by us and our employees (which are not subject to an incentive allocation).
(8)	Uncalled capital commitments represent undrawn capital commitments by partners (including Oaktree as general partner) of our closed-end funds in their investment periods. If a fund distributes capital during its investment period, that capital is typically subject to possible recall, in which case it is included in uncalled capital commitments.
(9)	Our funds record as accrued incentives the incentive income that would be paid to us if the funds were liquidated at their reported values as of the date of the financial statements. Incentives created (fund level) refers to the amount generated by the funds during the period. We refer to the amount of incentive income recognized as revenue by us as segment incentive income. We recognize incentive income when it becomes fixed or determinable, all related contingencies have been removed and collection is reasonably assured. Amounts recognized by us as incentive income no longer are included in accrued incentives (fund level), the term we use for remaining fund-level accruals. Incentives created (fund level), incentive income and accrued incentives (fund level) are presented gross, without deduction for direct compensation expense that is owed to our investment professionals associated with the particular fund when we earn the incentive income. We call that charge “incentive income compensation expense.” Incentive income compensation expense varies by the investment strategy and vintage of the particular fund, among other factors, but generally equals between 40% to 55% of segment incentive income revenue.
(10)	The change in accrued incentives (fund level), net of associated incentive income compensation expense, represents the difference between (1) our recognition of net incentive income when it becomes fixed or determinable, all related contingencies have been removed and collection is reasonably assured and (2) the incentive income generated by the funds during the period that would be due to us if the funds were liquidated at their reported values as of that date, net of associated incentive income compensation expense.

Exhibit B

CAPITALIZATION

The following table sets forth as of December 31, 2011 our consolidated cash and cash-equivalents and capitalization and our cash and cash-equivalents and capitalization excluding our consolidated funds:

•	on an actual basis; and

•

on a pro forma as adjusted basis to give effect to (1) the conversion of all of our Class C units to Class A units in anticipation of this offering, (2) the completion of this offering of Class A units at an assumed offering price of $44.50 per Class A unit, which is the midpoint of the price range set forth on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and application of net proceeds as described in “Use of Proceeds” and (3) the adoption of our Third Amended and Restated Operating Agreement.

Our management makes operating decisions and assesses the performance of our business based on financial and operating metrics and data that are presented excluding our consolidated funds. Because our consolidated cash and cash-equivalents and capitalization reflect the assets and liabilities of our consolidated funds on a gross basis (and a substantial majority of the economic interests in those funds are attributed to non-controlling redeemable interests in our consolidated funds held by unaffiliated limited partners in those funds), we have also presented our cash and cash-equivalents and capitalization without giving effect to the consolidated funds we manage to provide the cash and cash-equivalents and capitalization that are attributable to our Class A units and the OCGH non-controlling interest.

You should read this table together with the information contained elsewhere in this prospectus, including the information set forth under “Organizational Structure” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2011
	Consolidated		Excluding Our Consolidated Funds
	Actual	Pro Forma as Adjusted (1)	Actual	Pro Forma as Adjusted (1)
	(in thousands, except unit data)
Cash and cash-equivalents (excluding consolidated funds)	$297,230	$289,230	$297,230	$289,230
Cash and cash-equivalents of consolidated funds	3,208,429	3,208,429	—	—

Total cash and cash-equivalents	$3,505,659	$3,497,659	$297,230	$289,230

Debt obligations (excluding consolidated funds)	$652,143	$652,143	$652,143	$652,143
Debt obligations of our consolidated funds	50,117	50,117	—	—

Total debt obligations	702,260	702,260	652,143	652,143

Non-controlling redeemable interests in our consolidated funds	41,048,607	41,048,607	—	—

Unitholders’ Capital:
Class A units, unlimited units authorized, 22,664,100 units issued and outstanding, actual; unlimited units authorized, 32,972,941 units issued and outstanding, pro forma as adjusted	—	—	—	—
Class B units, unlimited units authorized, 125,847,115 units issued and outstanding, actual; unlimited units authorized, 115,551,274 units issued and outstanding, pro forma as adjusted	—	—	—	—
Class C units, unlimited units authorized, 13,000 units issued and outstanding, actual; no units authorized, issued and outstanding, pro forma as adjusted	—	—	—	—
Class A and Class C unitholders’ capital	188,142	622,253	188,142	622,253
OCGH non-controlling interest in consolidated subsidiaries	935,858	501,747	935,858	501,747

Total unitholders’ capital	1,124,000	1,124,000	1,124,000	1,124,000

Total capitalization (2)	$42,874,867	$42,874,867	$1,776,143	$1,776,143

(1)	Assuming the number of Class A units offered by us as set forth on the front cover of this remains the same, a $1.00 increase in the assumed initial public offering price of $44.50 per Class A unit would increase pro forma as adjusted unitholders’ capital attributable to Oaktree Capital Group, LLC by $9.8 million and decrease pro forma as adjusted OCGH non-controlling interest in consolidated subsidiaries by $9.8 million, and a $1.00 decrease in the assumed initial public offering price of $44.50 per Class A unit would decrease pro forma as adjusted unitholders’ capital attributable to Oaktree Capital Group, LLC by $9.8 million and increase pro forma as adjusted OCGH non-controlling interest in consolidated subsidiaries by $9.8 million, in each case after deducting the underwriting discounts and commissions. An increase of 500,000 Class A units sold in this offering by us, assuming an initial public offering price of $44.50 per Class A unit, would increase pro forma as adjusted unitholders’ capital attributable to Oaktree Capital Group, LLC by $21.1 million and decrease pro forma as adjusted OCGH non-controlling interest in consolidated subsidiaries by $21.1 million after deducting the underwriting discounts and commissions, and would decrease the pro forma as adjusted number of Class B units issued and outstanding by 500,000. A decrease of 500,000 Class A units sold in this offering by us, assuming an initial offering price of $44.50 per Class A unit, would decrease pro forma as adjusted unitholders’ capital attributable to Oaktree Capital Group, LLC by $21.1 million and increase pro forma as adjusted OCGH non-controlling interest in consolidated subsidiaries by $21.1 million, in each case after deducting the underwriting discounts and commissions, and would increase the pro forma as adjusted number of Class B units issued and outstanding by 500,000 units.

(2)	The unit information in the table above excludes, as of December 31, 2011:

•

115,551,274 Class A units issuable upon exchange of 115,551,274 OCGH units (or, if the underwriters exercise in full their option to purchase additional Class A units, 114,006,898 Class A units issuable upon exchange of 114,006,898 OCGH units) that will be held by certain of our existing owners immediately following this offering, which are entitled, subject to vesting requirements and transfer restrictions, to be exchanged for, at the option of our board of directors, our Class A units on a one-for-one basis, an equivalent amount of cash based on then-prevailing market prices, other consideration of equal value or any combination of the foregoing; and

•

22,300,000 Class A units or OCGH units that may be granted under our 2011 Plan as well as Class A units or OCGH units that become available under our 2011 Plan pursuant to provisions in the 2011 Plan that automatically increase the Class A units or OCGH units available for future issuance. See “Management—2011 Equity Incentive Plan.”

Exhibit C

DILUTION

If you invest in our Class A units, your interest will be diluted to the extent of the difference between the initial public offering price per Class A unit and our net tangible book value per Class A unit immediately after this offering. Dilution results from the fact that the per Class A unit offering price is substantially in excess of our pro forma net tangible book value per Class A unit attributable to the existing equity holders.

Our pro forma net tangible book value as of December 31, 2011 was $1,104.7 million, or $7.44 per Class A unit based on 148,524,215 Class A units outstanding as of December 31, 2011. Our pro forma net tangible book value per Class A unit represents the amount of our total tangible assets less our total liabilities and non-controlling redeemable interests in our consolidated funds, divided by the total number of Class A units outstanding, after giving effect to the conversion of all of our Class C units into 13,000 Class A units in anticipation of this offering and assuming the issuance of 125,847,115 Class A units in exchange for 125,847,115 OCGH units (representing all OCGH units outstanding as of December 31, 2011 and assuming that our board of directors chooses to deliver Class A units instead of cash in connection with such exchange), which are entitled, subject to vesting requirements and transfer restrictions, to be exchanged for, at the option of our board of directors, our Class A units on a one-for-one basis, an equivalent amount of cash based on then-prevailing market prices, other consideration of equal value or any combination of the foregoing.

After giving effect to the receipt and our intended use of approximately $426.1 million of estimated net proceeds from our sale of 10,295,841 Class A units in this offering at an assumed offering price of $44.50 per Class A unit, which is the midpoint of the price range set forth on the front cover of this prospectus, our pro forma as adjusted net tangible book value as of December 31, 2011 would have been approximately $1,104.7 million, or $7.44 per Class A unit. This represents an immediate dilution of $37.06 per Class A unit to new investors purchasing Class A units in this offering. The following table illustrates this substantial and immediate per Class A unit dilution to new investors:

	Per Class A Unit
Assumed initial public offering price per Class A unit		$44.50
Pro forma net tangible book value per Class A unit as of December 31, 2011	$7.44
Increase in pro forma net tangible book value per Class A unit attributable to this offering	0.00

Pro forma as adjusted net tangible book value per Class A unit after giving effect to this offering		7.44

Dilution per Class A unit to new investors in this offering		$37.06

A $1.00 increase or decrease in the assumed initial public offering price of $44.50 per Class A unit would have no impact on our pro forma as adjusted net tangible book value per Class A unit and the dilution per Class A unit to new investors in this offering, assuming no change to the number of Class A units offered by us as set forth on the front cover of this prospectus, and after deducting the underwriting discounts and commissions. An increase or decrease of 500,000 Class A units sold in this offering by us, assuming an initial public offering price of $44.50 per Class A unit, would have no impact on our pro forma as adjusted net tangible book value per Class A unit or the dilution per Class A unit to new investors in this offering, after deducting the underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional Class A units in full, our pro forma as adjusted net tangible book value per Class A unit after giving effect to this offering and the dilution per Class A unit to new investors in this offering would also be unaffected.

C-1

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2011, giving effect to the total number of Class A units sold in this offering and after giving effect to our use of proceeds, the total consideration paid to us in this offering, assuming an initial public offering price of $44.50 per Class A unit (before deducting the underwriting discounts and commissions and estimated offering expenses payable by us) and the average price per unit paid by existing unitholders and by new investors purchasing Class A units in this offering.

	Units		Total Consideration		Average Price Per Unit
	Number	Percent	Amount	Percent
Existing unitholders-OCGH (1)	115,551,274	78%	$0	0%	$0.00
Existing unitholders (2)	22,677,100	15	997,792,400	69	44.00
New investors (3)	10,295,841	7	458,164,925	31	44.50

Total	148,524,215	100%		100%

(1)	Assumes the issuance of 115,551,274 Class A units in exchange for 115,551,274 OCGH units, which are entitled, subject to vesting requirements and transfer restrictions, to be exchanged for, at the option of our board of directors, our Class A units on a one-for-one basis, an equivalent amount of cash based on then-prevailing market prices, other consideration of equal value or any combination of the foregoing.
(2)	Includes the Class A units being sold by the selling unitholders in this offering. The average price per unit is computed based on the total Class A units of existing unitholders prior to this offering, which includes the Class A units being sold by the selling unitholders.
(3)	Excludes Class A units being sold by the selling unitholders in this offering.

A $1.00 increase or decrease in the assumed initial public offering price of $44.50 per Class A unit would increase or decrease total consideration paid by new investors and the average price per unit by $10,295,841 and $1.00, respectively, assuming the number of Class A units offered by us and the selling unitholders in this offering, as set forth in “Prospectus Summary—The Offering,” remains the same, and without deducting underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 500,000 Class A units sold in this offering by us would decrease the percent economic interest in Oaktree Operating Group held by Oaktree Capital Group Holdings, L.P. and increase the percent economic interest in Oaktree Operating Group held by us upon consummation of this offering by approximately 0.33%. A decrease of 500,000 Class A units sold in this offering by us would increase the percent economic interest in Oaktree Operating Group held by Oaktree Capital Group Holdings, L.P. and decrease the percent economic interest in Oaktree Operating Group held by us upon consummation of this offering by approximately 0.33%.

C-2

Exhibit D

SELECTED FINANCIAL DATA

The following sets forth selected historical consolidated financial and other data as of and for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 and the selected unaudited pro forma financial information for the year ended December 31, 2011 of Oaktree Capital Group, LLC. The following data should be read together with “Organizational Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus.

We derived the Oaktree Capital Group, LLC selected historical consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011, and the selected historical consolidated statements of financial condition data for the years ended December 31, 2010 and 2011 from our audited consolidated financial statements, which are included elsewhere in this prospectus. We derived the selected historical consolidated statements of financial condition data of Oaktree Capital Group, LLC for the year ended December 31, 2009 from our audited consolidated financial statements, which are not included within this prospectus. We derived the selected historical consolidated statements of operations and financial condition data for the years ended December 31, 2007 and 2008 from our audited consolidated financial statements, which are not included in this prospectus. For periods or portions of periods prior to May 25, 2007, the financial statements represent the accounts of OCM, which is considered our predecessor for accounting purposes.

The selected unaudited pro forma consolidated statement of operations data for the year ended December 31, 2011 is based on our historical financial information and gives effect to this offering as if this offering had been consummated as of January 1, 2011. Adjustments made to derive our pro forma financial data are based on available information and assumptions that management believes are reasonable in order to reflect, on a pro forma basis, the impact of this offering on our historical financial information.

The selected historical financial data and unaudited pro forma financial data are not indicative of the expected future operating results of Oaktree following this offering.

	As of or for the Year Ended December 31,
	2007 (1)	2008	2009	2010	2011	Pro Forma 2011(2)
	(in thousands, except per unit data or as otherwise indicated)
Consolidated Statements of Operations Data: (3)
Total revenues	$123,792	$97,524	$153,132	$206,181	$155,770	$155,770
Total expenses	(1,310,701)	(1,364,009)	(1,426,318)	(1,580,651)	(1,644,864)	(1,644,864)
Total other income (loss)	2,122,845	(6,354,205)	13,165,717	6,681,658	1,201,537	1,201,537

Income (loss) before income taxes	935,936	(7,620,690)	11,892,531	5,307,188	(287,557)	(287,557)
Income taxes	(4,743)	(17,341)	(18,267)	(26,399)	(21,088)	(28,418)

Net income (loss)	931,193	(7,638,031)	11,874,264	5,280,789	(308,645)	(315,975)
Less:
Net (income) loss attributable to non-controlling redeemable interests in consolidated funds	(1,445,071)	6,885,433	(12,158,635)	(5,493,799)	(233,573)	(233,573)
Net loss attributable to OCGH non-controlling interest	599,520	625,285	227,313	163,555	446,246	409,724

Net income (loss) attributable to OCG (4)	$85,642	$(127,313)	$(57,058)	$(49,455)	$(95,972)	$(139,824)

Distributions declared per Class A and Class C unit (5)	$0.96	$0.76	$0.65	$2.17	$2.34	$2.33

Net loss per Class A and Class C unit (5)	$(5.00)	$(5.53)	$(2.50)	$(2.18)	$(4.23)	$(4.24)

Weighted average number of Class A and Class C units outstanding (5)	23,000	23,002	22,821	22,677	22,677	32,973

	As of or for the Year Ended December 31,
	2007 (1)	2008	2009	2010	2011
	(in thousands, except as otherwise indicated)
Consolidated Statements of Financial Condition Data:
Total assets	$23,237,953	$31,797,278	$43,195,731	$47,843,660	$44,294,156
Debt obligations	582,156	536,849	700,342	494,716	702,260
Non-controlling redeemable interests in consolidated funds	19,289,951	26,872,769	39,419,906	44,466,116	41,048,607

Segment Statements of Operations Data: (6)
Management fees	$378,483	$544,520	$636,260	$750,031	$724,321
Incentive income	332,457	173,876	175,065	413,240	303,963
Investment income (loss)	40,898	(151,249)	289,001	149,449	23,763

Total segment revenues	751,838	567,147	1,100,326	1,312,720	1,052,047

Compensation and benefits	(196,672)	(218,128)	(268,241)	(287,067)	(308,115)
Incentive income compensation expense	(78,184)	(64,845)	(65,639)	(159,243)	(179,234)
General, administrative and other expenses	(62,690)	(70,459)	(77,788)	(87,602)	(101,238)

Total expenses	(337,546)	(353,432)	(411,668)	(533,912)	(588,587)

Other income (expense)	—	—	—	11,243	(1,209)
Interest expense, net of interest income	(1,175)	(6,437)	(13,071)	(26,173)	(33,867)

ANI	$413,117	$207,278	$675,587	$763,878	$428,384

Segment Statements of Financial Condition Data: (6)
Cash and cash-equivalents	$276,978	$141,590	$433,769	$348,502	$297,230
U.S. Treasury and government agency securities	75,331	—	74,900	170,564	381,697
Investments in limited partnerships, at equity	402,420	606,478	909,329	1,108,690	1,159,287
Total assets	957,714	913,757	1,702,403	1,944,801	2,083,908
Debt obligations	217,857	196,429	425,000	403,571	652,143
Total liabilities	503,980	424,182	742,570	708,085	959,908
Total capital	453,734	489,575	959,833	1,236,716	1,124,000

Operating Metrics:
AUM (in millions) (7)	$52,602	$49,866	$73,278	$82,672	$74,857
Management fee-generating AUM (in millions) (8)	41,193	50,234	62,677	66,175	66,964
Incentive-creating AUM (in millions) (9)	14,784	22,197	33,339	39,385	36,155
Uncalled capital commitments (in millions) (10)	14,046	7,205	11,055	14,270	11,201
Incentives created (fund level) (11)	332,277	(223,328)	1,239,314	889,721	(75,916)
Incentives created (fund level), net of associated incentive income compensation expense (11)	190,200	(122,822)	699,664	516,183	(30,600)
Accrued incentives (fund level) (11)	923,320	526,116	1,590,365	2,066,846	1,686,967
Accrued incentives (fund level), net of associated incentive income compensation expense (11)	520,320	285,279	879,879	1,166,583	1,027,711
Change in accrued incentives (fund level), net of associated incentive income compensation expense (12)	(88,430)	(235,041)	594,600	286,704	(138,872)

(1)	The OCGH unitholders controlled OCM and control Oaktree; thus, the May 2007 Restructuring was accounted for as a reorganization of entities under common control. Accordingly, the value of assets and liabilities recognized in OCM’s consolidated financial statements were unchanged when those assets and liabilities were carried forward into Oaktree’s financial statements.
(2)	After giving effect to the consummation of this offering and the use of proceeds, assuming the issuance of 10,295,841 Class A units, the economic interest in Oaktree Operating Group held by the OCGH unitholders would decrease from 85% to 78% and the economic interest in Oaktree Operating Group held by the Class A and Class C unitholders would increase from 15% to 22%. Certain expenses, such as income tax and related administrative expenses of Oaktree Capital Group, LLC and its Intermediate Holding Companies, are solely attributable to the Class A and Class C units. See notes 8 and 9 to our audited consolidated financial statements included elsewhere in this prospectus. This offering results in the following pro forma adjustments to our historical financial information: (i) income taxes would increase by $7,330 to reflect the impact of federal and state income taxes on taxable income of the Intermediate Holding Companies based on the pro forma weighted average proportionate share of Oaktree Operating Group units indirectly held by the Class A and Class C unitholders of 22%; and (ii) net loss attributable to OCGH non-controlling interest would decrease by $36,522 based on the pro forma weighted average proportionate share of Oaktree Operating Group units indirectly held by the OCGH unitholders of 78%.

(3)	On May 25, 2007, we undertook the May 2007 Restructuring for the purpose of effecting the 2007 Private Offering pursuant to Rule 144A under the Securities Act. The May 2007 Restructuring had the following significant effects on our reported financial results:
(a)	Non-cash compensation charges. Commencing in May 2007, the statement of operations includes non-cash compensation expense related to the vesting of OCGH units held by certain of our employees as of the 2007 Private Offering, amortized over the OCGH units’ five-year vesting period ending January 2, 2012. These non-cash compensation charges totaled (in thousands): $920,624 for the period May 25, 2007 through December 31, 2007, $932,211, $928,943, $929,131 and $924,509 for the years ended December 31, 2008, 2009, 2010 and 2011, respectively.
(b)	Income taxes. Before and after the May 2007 Restructuring, we have been a partnership for U.S. federal income tax purposes and therefore are not subject to U.S. federal income taxes. However, income tax expense is significantly greater following the May 2007 Restructuring because certain of the Intermediate Holding Companies are subject to federal income taxes. Income tax expense for the Intermediate Holding Companies totaled (in thousands): $1,700 for the period May 25, 2007 through December 31, 2007, $9,823, $14,236, $18,759 and $14,813 for the years ended December 31, 2008, 2009, 2010 and 2011, respectively.
(c)	Different accounting treatment. After the May 2007 Restructuring, compensation expense includes certain items that previously were treated as members’ capital distributions, including special allocation payments to certain of our principals in lieu of salary and bonus. Members’ capital distributions totaled (in thousands): $3,214 and $2,349 for the year ended December 31, 2006 and the period January 1, 2007 through May 24, 2007, respectively.
(d)	OCGH non-controlling interest in consolidated subsidiaries. At December 31, 2011, Oaktree Capital Group, LLC owned 22,677,100 of the 148,524,215 Oaktree Operating Group units outstanding, representing an approximate 15.27% economic interest in the Oaktree Operating Group. OCGH owned the remaining 125,847,115 Oaktree Operating Group units outstanding. OCGH non-controlling interest (also referred to as “OCGH non-controlling interest in consolidated subsidiaries” in our financial statements) reflects OCGH’s 84.73% direct economic interest in the Oaktree Operating Group. The net loss attributable to OCGH non-controlling interest totaled (in thousands): $599,520 for the period May 25, 2007 through December 31, 2007, $625,285, $227,313, $163,555 and $446,246 for the years ended December 31, 2008, 2009, 2010 and 2011, respectively.
(4)	For periods before May 25, 2007, this line item represents OCM only.
(5)	Per unit amounts for 2007 are for the period May 25, 2007 through December 31, 2007. The pro forma net loss per Class A and Class C unit has been computed to give effect to the issuance of 10,295,841 Class A units as though the issuance had occurred on January 1, 2011. For additional information regarding per unit data, see the “Earnings Per Unit” notes to our consolidated financial statements included elsewhere in this prospectus.
(6)	Our business is comprised of one segment, our investment management segment, which consists of the investment management services that we provide to our clients.

Our chief operating decision maker uses adjusted net income, or ANI, to evaluate the financial performance of, and make resource allocations and other operating decisions for, our segment. The components of revenues and expenses used in determining ANI do not give effect to the consolidation of the funds that we manage. In addition, ANI excludes the effect of: (1) non-cash equity compensation charges, (2) income taxes, (3) expenses that OCG or its Intermediate Holding Companies bear directly and (4) the adjustment for the OCGH non-controlling interest subsequent to May 24, 2007. We expect that ANI will include non-cash equity compensation charges related to unit grants made after this offering. ANI is calculated at the Oaktree Operating Group level. For additional information regarding these reconciling adjustments, as well as reconciliations of segment total assets to consolidated total assets, see the “Segment Reporting” notes to our consolidated financial statements included elsewhere in this prospectus.

(7)	AUM represents the NAV of the assets we manage, the fund-level leverage that generates management fees and the undrawn capital that we are entitled to call.
(8)	Management fee-generating AUM reflects AUM on which we earn management fees. It excludes certain AUM, such as differences between AUM and committed capital or cost basis for most closed-end funds, the investments we make in our funds as general partner, undrawn capital commitments to funds for which management fees are based on NAV or contributed capital and capital commitments to closed-end funds that have not yet commenced their investment periods.
(9)	Incentive-creating AUM refers to the AUM that may eventually produce incentive income. It represents the NAV of our closed-end and evergreen funds, excluding investments made by us and our employees (which are not subject to an incentive allocation).
(10)	Uncalled capital commitments represent undrawn capital commitments by partners (including Oaktree as general partner) of our closed-end funds in their investment periods. If a fund distributes capital during its investment period, that capital is typically subject to possible recall, in which case it is included in uncalled capital commitments.
(11)	Our funds record as accrued incentives the incentive income that would be paid to us if the funds were liquidated at their reported values as of the date of the financial statements. Incentives created (fund level) refers to the amount generated by the funds during the period. We refer to the amount of incentive income recognized as revenue by us as segment incentive income. We recognize incentive income when it becomes fixed or determinable, all related contingencies have been removed and collection is reasonably assured. Amounts recognized by us as incentive income no longer are included in accrued incentives (fund level), the term we use for remaining fund-level accruals. Incentives created (fund level), incentive income and accrued incentives (fund level) are presented gross, without deduction for direct compensation expense that is owed to our investment professionals associated with the particular fund when we earn the incentive income. We call that charge “incentive income compensation expense.” Incentive income compensation expense varies by the investment strategy and vintage of the particular fund, among other factors, but generally equals between 40% to 55% of segment incentive income revenue.
(12)	The change in accrued incentives (fund level), net of associated incentive income compensation expense, represents the difference between (1) our recognition of net incentive income when it becomes fixed or determinable, all related contingencies have been removed and collection is reasonably assured and (2) the incentive income generated by the funds during the period that would be due to us if the funds were liquidated at their reported values as of that date, net of associated incentive income compensation expense.

N/A	Not applicable.

Exhibit E

SELLING UNITHOLDERS

The following table sets forth information regarding Class A units held by each selling unitholder as of the date of this prospectus. The proceeds to the selling unitholders will be the public offering price set forth on the front cover of this prospectus, less the underwriting discount and commissions, which for each selling unitholder is 2.0% of the offering price per Class A unit sold in the offering. Based on the assumed initial offering price of $44.50 per Class A unit, which is the midpoint of the range set forth on the front cover of this prospectus, the underwriting discount will be $0.89 per Class A unit.

	Class A Units Beneficially Owned Before this Offering		Number of Class A Units Being Offered	Number of Class A Units Subject to Underwriters’ Option	Class A Units Beneficially Owned After this Offering Assuming the Underwriters’ Option Is Not Exercised		Class A Units Beneficially Owned After this Offering Assuming the Underwriters’ Option Is Exercised in Full
	Number	Percent			Number	Percent	Number	Percent
Selling Unitholder:
Clipper Fund, Inc.(1)	2,232,700	9.8%	217,391	32,609	2,015,309	6.1%	1,982,700	5.7%
Davis Opportunity Fund, an Authorized Series of Davis Series, Inc.(2)	626,590	2.8	173,913	26,087	452,677	1.4	426,590	1.2
Kayne Anderson Capital Income Partners (QP), L.P.(3)	550,000	2.4	156,522	23,478	393,478	1.2	370,000	1.1
Kayne Anderson Non-Traditional Investments, L.P.(4)	100,000	0.4	86,957	13,043	13,043	*	—	*
Goldman, Sachs & Co.(5)	208,283	0.9	181,116	27,167	27,167	*	—	*
Class D Series of GEF-PS, LP(6)	402,800	1.8	116,522	17,478	286,278	*	268,800	*
Nokota Capital Master Fund, L.P.(7)	25,000	0.1	21,739	3,261	3,261	*	—	*

(1)	Davis Selected Advisers, L.P. exercises voting and dispositive power over the Class A units owned by Clipper Fund, Inc. Christopher Davis controls Davis Investments, LLC, the general partner of Davis Selected Advisers, L.P. The address of Davis Selected Advisers, L.P., Clipper Fund, Inc., Davis Investments, LLC and Christopher Davis is 2949 East Elvira Road, Suite 101, Tucson, AZ 85706.
(2)	Davis Selected Advisers, L.P. exercises voting and dispositive power over the Class A units owned by Davis Opportunity Fund, an Authorized Series of Davis Series, Inc. Christopher Davis controls Davis Investments, LLC, the general partner of Davis Selected Advisers, L.P. The address of Davis Selected Advisers, L.P., Davis Opportunity Fund, an Authorized Series of Davis Series, Inc., Davis Investments, LLC and Christopher Davis is 2949 East Elvira Road, Suite 101, Tucson, AZ 85706.
(3)	Kayne Anderson Capital Advisors, L.P., a California limited partnership, is an investment adviser registered with the SEC under the Investment Advisers Act of 1940. It serves as sole general partner of and investment manager to Kayne Anderson Capital Income Partners (QP), L.P., a Delaware limited partnership. Richard A. Kayne is the Chairman and Founder of Kayne Anderson Capital Advisors, L.P., and through his majority ownership of Kayne Anderson Investment Management, Inc., is the majority owner of Kayne Anderson Capital Advisors, L.P. Kayne Anderson Capital Advisors, L.P. and Mr. Kayne disclaim beneficial ownership of all Class A units except that Kayne Anderson Capital Advisors, L.P. beneficially owns 0.06% of such units and Mr. Kayne beneficially owns 0.19% of such units. The address for Kayne Anderson Capital Income Partners (QP), LP is 1800 Avenue of the Stars, 3rd Floor, Los Angeles, California 90067. The address for Mr. Kayne is c/o Kayne Anderson Capital Advisors, L.P., 1800 Avenue of the Stars, 3rd Floor, Los Angeles, California 90067.
(4)	Kayne Anderson Capital Advisors, L.P. serves as sole general partner of and investment manager to Kayne Anderson Non-Traditional Investments, L.P., a California limited partnership. Richard A. Kayne is the Chairman and Founder of Kayne Anderson Capital Advisors, L.P., and through his majority ownership of Kayne Anderson Investment Management, Inc., is the majority owner of Kayne Anderson Capital Advisors, L.P. Kayne Anderson Capital Advisors, L.P. and Mr. Kayne disclaim beneficial ownership of all Class A units except that Kayne Anderson Capital Advisors, L.P. beneficially owns 0.16% of such units and Mr. Kayne beneficially owns 7.64% of such units. The address for Kayne Anderson Non-Traditional Investments, L.P. is 1800 Avenue of the Stars, 3rd Floor, Los Angeles, California 90067.

E-1

(5)	Goldman, Sachs & Co. is a broker-dealer and one of the representatives of the underwriters. Goldman, Sachs & Co. has represented to us that (i) it purchased the Class A units it is offering under this prospectus in the ordinary course of business and (ii) at the time of such purchase it had no agreements or understandings, directly or indirectly, with any person to distribute such units. Goldman, Sachs & Co. is a wholly owned subsidiary of The Goldman Sachs Group, Inc., which is a reporting entity pursuant to Section 13 of the Exchange Act.
(6)	Thruston B. Morton, III is the managing member of GEM GP, LLC, a Delaware limited liability company (“GEM GP”), which is the general partner of GEF GP, LP, a Delaware limited partnership (“GEF GP”). GEF GP is the general partner of Class D Series of GEF-PS, LP, a Delaware limited partnership (“GEF-PS”), and as such, each of Mr. Morton, GEM GP and GEF GP has voting and dispositive power over the Class A units held by GEF-PS. Mr. Morton, GEM GP and GEF GP disclaim beneficial ownership over such Class A units. The address of Mr. Morton, GEM GP and GEF GP is c/o Global Endowment Management, LP, 550 S. Tryon, Suite 3500, Charlotte, NC 28202.
(7)	Nokota Management, LP, a Delaware limited partnership, (“Manager”) is the investment manager of Nokota Capital Master Fund, L.P. (“NCMF”), a Cayman Islands exempted limited partnership. Nokota Capital GP, LLC, a Delaware limited liability company (“General Partner”) is the general partner of NCMF, and as such, each of Manager and General Partner has voting and dispositive power over the Class A units held by NCMF. Matthew Knauer and Mina Faltas (the “Managing Members”) are the managing members of each of the general partner of Manager and of General Partner, and as such may be deemed to have voting and dispositive power over the Class A units held by NCMF. The Managing Members disclaim beneficial ownership of such Class A units. The address for each of NCMF, the General Partner, the Manager and the Managing Members is c/o Nokota Management, LP, 1330 Avenue of the Americas, 26th Floor, New York, NY 10019.

E-2